Exhibit 12.1
Las Vegas Sands Corp.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2008(1)	2007(1)	2007(1)	2006	2005	2004	2003

	(in thousands)
Income (loss) before income taxes and noncontrolling interest	$(76,252)	$92,733	$138,279	$504,246	$287,936	$481,447	$66,634
Add: Fixed charges	405,025	337,038	478,483	238,534	126,679	148,001	131,482
Add: Amortization of interest capitalized	9,654	2,677	4,298	2,010	1,933	1,855	1,703
Less: Interest capitalized	(100,581)	(168,999)	(223,248)	(94,594)	(22,700)	(4,601)	(5,640)

Earnings as adjusted	$237,846	$263,449	$397,812	$650,196	$393,848	$626,702	$194,179

Interest expensed	$293,709	$161,628	$244,808	$135,853	$96,292	$138,077	$122,442
Interest capitalized	100,581	168,999	223,248	94,594	22,700	4,601	5,640
Interest in rental expense	10,735	6,411	10,427	8,087	7,687	5,323	3,400

Total fixed charges	$405,025	$337,038	$478,483	$238,534	$126,679	$148,001	$131,482

Earnings to Fixed Charges(2)	—	—	—	2.73	3.11	4.23	1.48

Deficiency Amount	$(167,179)	$(73,589)	$(80,671)	$—	$—	$—	$—

(1)	Las Vegas Sands Corp.’s earnings were insufficient to cover fixed charges by $167.2 million and $73.6 million for the nine months ended September 30, 2008 and 2007, respectively, and by $80.7 million for the year ended December 31, 2007.

(2)	We have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.